

March 1, 2024

Teresa Crockett
President
Solventum Corporation
3M Center
St. Paul, MN 55144

      Re: Solventum Corporation
          Registration Statement on Form 10-12B
          Filed February 20, 2024
          File No. 001-41968

Dear Teresa Crockett:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12B Filed February 20, 2024

Exhibit 99.1 Information Statement of Registrant
Certain Relationships and Related Party Transactions
Agreements with 3M, page 236

1.   We note your revisions in response to comment 12 issued in our March 15, 2023 letter. Please revise to clarify which "form of" related party agreements in your Exhibits Index will be replaced with final, signed agreements prior to your Form 10 going effective. Please also revise to further disclose the financial terms of each of the agreements you intend to enter into prior to going effective. As an example, we note on page 241 that under the Transition Services Agreement, the service recipient will generally be required to pay a fixed monthly service fee. We also note that a request for a one-year extension may not be unreasonably withheld and "such extensions are subject to escalated service fees." Revise to disclose the terms of this fixed monthly service fee and to further discuss these "escalated service fees".

2.   We note your revisions in response to comment 1 and reissue in part. Please revise to disclose any termination provisions in connection with the Intellectual Property Cross License Agreement. Please also define "qualifying third-party supplier" on page 246.

Description of Material Indebtedness, page 252

3.   We note your disclosure that you intend to use the proceeds of the Credit Facilities "for general corporate purposes, including, in respect of the Term Facilities, to make direct and/or indirect cash transfers to 3M as partial consideration for 3M's transfer of the Health Care Business to the Company." Please revise to further discuss the consideration that will be paid to 3M, including to note that you will retain $600 million in cash and cash equivalents following any such payment.

Financial Statements
Note 11. Commitments and Contingencies, page F-29

4.   We note that your financial statements for the period ended September 30, 2023 included disclosures regarding a compliance matter which led to an internal investigation to determine whether there was a violation of the U.S. Foreign Corrupt Practices Act. We note that you were previously in discussions related to a potential resolution. Please help us understand what led you to determine that disclosures should no longer be provided pursuant to ASC 450 including disclosures related to a resolution, if applicable.

Appendix A to Executive Compensation: Supplemental Consolidated Statement of Income Information, page F-37

5.   Please tell us what consideration was given to also updating this financial information for the year ended December 31, 2023.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Jenna Levine, Esq.